UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                           THE NEW YORK TIMES COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Class A Common Stock of $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   650111 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Theodore R. Wagner
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 June 21, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 650111 10 7

1   NAME OF REPORTING PERSON:   Arthur Ochs Sulzberger
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e):                                                        [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF           7   SOLE VOTING POWER:  5,169,830 shares*
SHARES
BENEFICIALLY        8   SHARED VOTING POWER:  1,627,836 shares
OWNED BY
EACH                9   SOLE DISPOSITIVE POWER:  5,169,830 shares*
REPORTING
PERSON WITH         10  SHARED DISPOSITIVE POWER:  1,627,836 shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    6,797,666 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                       [X]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.5%

14  TYPE OF REPORTING PERSON: IN

-----------
* Includes 798,876 shares issuable upon exercise of stock options and 3,570 shares issuable upon conversion of 3,570 shares of Class B Common Stock.

1   NAME OF REPORTING PERSON:   Daniel H. Cohen
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e):                                                        [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF           7   SOLE VOTING POWER:       4,788 shares*
SHARES
BENEFICIALLY        8   SHARED VOTING POWER:   3,525,258 shares**
OWNED BY
EACH                9   SOLE DISPOSITIVE POWER:      4,788 shares*
REPORTING
PERSON WITH         10  SHARED DISPOSITIVE POWER:  3,525,258 shares**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      3,530,046  Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                       [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.3%

14  TYPE OF REPORTING PERSON: IN

-----------
     * Consists of 1,620 shares issuable upon conversion of 1,620 shares of Class B Common Stock.
     ** Includes 738,810 shares issuable upon conversion of 738,810 shares of Class B Common Stock.

1   NAME OF REPORTING PERSON:   Lynn G. Dolnick
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e):                                                        [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF           7   SOLE VOTING POWER:  29,350 shares
SHARES
BENEFICIALLY        8   SHARED VOTING POWER:  3,472,964 shares*
OWNED BY
EACH                9   SOLE DISPOSITIVE POWER:   29,350 shares
REPORTING
PERSON WITH         10  SHARED DISPOSITIVE POWER:  3,472,964 shares*

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    3,502,314 shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                       [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.3%

14  TYPE OF REPORTING PERSON: IN

-----------
     * Includes 739,928 shares issuable upon conversion of 739,928 shares of Class B Common Stock.

1   NAME OF REPORTING PERSON:   Jacqueline H. Dryfoos
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e):                                                        [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF           7  SOLE VOTING POWER:  540,806 shares*
SHARES
BENEFICIALLY        8  SHARED VOTING POWER:  3,445,010 shares**
OWNED BY
EACH                9  SOLE DISPOSITIVE POWER:  540,806 shares*
REPORTING
PERSON WITH         10 SHARED DISPOSITIVE POWER:  3,445,010 shares**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    3,985,816 shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                       [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.6%

14  TYPE OF REPORTING PERSON: IN

-----------
     * Includes 8,000 shares issuable upon exercise of stock options and 600 shares issuable upon conversion of 600 shares of Class B Common Stock.

     ** Includes 738,810 shares issuable upon conversion of 738,810 shares of Class B Common Stock.

1   NAME OF REPORTING PERSON:   Arthur S. Golden
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e):                                                        [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF           7   SOLE VOTING POWER:  98,000 shares
SHARES
BENEFICIALLY        8   SHARED VOTING POWER:  3,465,912 shares*
OWNED BY
EACH                9   SOLE DISPOSITIVE POWER:  98,000 shares
REPORTING
PERSON WITH         10  SHARED DISPOSITIVE POWER:  3,465,912 shares*

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    3,563,912 shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                       [X]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.4%

14  TYPE OF REPORTING PERSON: IN

-----------
     * Includes 739,928 shares issuable upon conversion of 739,928 shares of Class B Common Stock.

1   NAME OF REPORTING PERSON:   Michael Golden
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e):                                                        [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF           7   SOLE VOTING POWER:  218,270 shares*
SHARES
BENEFICIALLY        8   SHARED VOTING POWER:  3,487,858 shares**
OWNED BY
EACH                9   SOLE DISPOSITIVE POWER:  218,270 shares*
REPORTING
PERSON WITH         10  SHARED DISPOSITIVE POWER:  3,487,858 shares**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    3,706,128 shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                       [X]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.4%

14  TYPE OF REPORTING PERSON: IN

-----------
     * Includes 218,270 shares issuable upon exercise of stock options (of which 65,562 options have been transferred to a family limited partnership) and 1,120 shares issuable upon conversion of 1,120 shares of Class B Common Stock.

     ** Includes 738,810 shares issuable upon conversion of 738,810 shares of Class B Common Stock.

1   NAME OF REPORTING PERSON:   Eric Lax
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e):                                                        [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF           7   SOLE VOTING POWER:  27,032 shares
SHARES
BENEFICIALLY        8   SHARED VOTING POWER:  2,154,030 shares*
OWNED BY
EACH                9   SOLE DISPOSITIVE POWER:  27,032 shares
REPORTING
PERSON WITH         10  SHARED DISPOSITIVE POWER:  2,154,030 shares*

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    2,181,062 shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                       [X]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.4%

14  TYPE OF REPORTING PERSON: IN

-----------
     * Includes 738,810 shares issuable upon conversion of 738,810 shares of Class B Common Stock.

1   NAME OF REPORTING PERSON:   Arthur Sulzberger, Jr.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e):                                                        [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF           7  SOLE VOTING POWER:  372,390 shares*
SHARES
BENEFICIALLY        8  SHARED VOTING POWER:  3,479,829 shares**
OWNED BY
EACH                9  SOLE DISPOSITIVE POWER:  372,390 shares*
REPORTING
PERSON WITH         10 SHARED DISPOSITIVE POWER:  3,479,829 shares**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    3,852,219 shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                       [X]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.5%

14  TYPE OF REPORTING PERSON: IN

-----------
     * Includes 345,280 shares issuable upon exercise of stock options (of which 60,140 options have been transferred to a family limited partnership) and 960 shares issuable upon conversion of 960 shares of Class B Common Stock.

     ** Includes 738,810 shares issuable upon conversion of 738,810 shares of Class B Common Stock.

1   NAME OF REPORTING PERSON:   Cathy J. Sulzberger
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e):                                                        [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF           7   SOLE VOTING POWER:  75,179 shares*
SHARES
BENEFICIALLY        8   SHARED VOTING POWER:  3,467,601 shares**
OWNED BY
EACH                9   SOLE DISPOSITIVE POWER:   75,179 shares*
REPORTING
PERSON WITH         10  SHARED DISPOSITIVE POWER:  3,467,601 shares**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    3,542,780 shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                       [X]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.3%

14  TYPE OF REPORTING PERSON: IN

-----------
     * Includes 960 shares issuable upon conversion of 960 shares of Class B Common Stock.

     ** Includes 738,810 shares issuable upon conversion of 738,810 shares of Class B Common Stock.

     This Amendment No. 8 to a Statement on Schedule 13D is being filed jointly by Arthur Ochs Sulzberger, Daniel H. Cohen, Lynn G. Dolnick, Jacqueline H. Dryfoos, Arthur S. Golden, Michael Golden, Eric Lax, Arthur Sulzberger, Jr., and Cathy J. Sulzberger to report (a) the resignation, effective June 21, 2002, of Arthur Ochs Sulzberger as a trustee of the trust created under an indenture dated as of June 24, 1997, and amended as of December 14, 2000, between Arthur Ochs Sulzberger, Marian S. Heiskell, Ruth S. Holmberg and Judith P. Sulzberger as grantors, and the grantors and Lynn G. Dolnick as trustees (the "1997 Trust"), and (b) the election, effective June 21, 2002, of Eric Lax as a trustee of the 1997 Trust.

Item 2.  Identity and Background.

     ITEM 2 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     (a) The persons filing this statement are Arthur Ochs Sulzberger, Daniel H. Cohen, Lynn G. Dolnick, Jacqueline H. Dryfoos, Arthur S. Golden, Michael Golden, Eric Lax, Arthur Sulzberger, Jr. and Cathy J. Sulzberger (collectively the "Filing Persons"). In addition, the following other persons are named in Item 5(b) of this Statement as sharing voting or dispositive power with one or more Filing Persons (the "Additional Persons"): Marian S. Heiskell, Ruth S. Holmberg, Judith P. Sulzberger, Leah Keith, James M. Cohen, Susan W. Dryfoos, Edward I. Dolnick, Anne B. Golden, Gertrude Golden, Stephen A.O. Golden, Paul Hanafin, David Perpich, Cynthia F. Sulzberger, Karen A. Sulzberger and Gail Gregg.

     (b) The business address of Michael Golden and Arthur Sulzberger, Jr. and is The New York Times Company, 229 West 43rd Street, New York, New York 10036. The business address of Daniel H. Cohen is 230 West 41st Street, Suite 1604, New York, New York 10036. The business address of Lynn G. Dolnick is the Smithsonian Institution, 3001 Connecticut Avenue, Washington, D.C. 20008. The business address of Arthur Ochs Sulzberger, Jacqueline

H. Dryfoos, Arthur S. Golden, Cathy J. Sulzberger, Marian S. Heiskell, Judith P. Sulzberger, Leah Keith, James M. Cohen, Susan W. Dryfoos, Edward I. Dolnick, Anne B. Golden, Gertrude Golden, Stephen A.O. Golden, David Perpich, Eric Lax, Cynthia F. Sulzberger, Karen A. Sulzberger and Gail Gregg is 229 West 43rd
Street, Room 1031, New York, New York 10036. The business address of Ruth S. Holmberg is The Chattanooga Times, 100 East Tenth Street, Chattanooga, Tennessee 37401. The business address of Paul Hanafin is Insignia/ESG, 1015 15th Street NW, Washington, D.C.

     (c) Arthur Ochs Sulzberger was until April 16, 2002, principally employed as Chairman Emeritus and a director of the Company and since then has been retired while continuing to serve as a director of various charitable organizations. The principal businesses of the Company comprise diversified media activities including: the publication of newspapers and magazines, such as The New York Times and The Boston Globe; newspaper distribution in the New York City and Boston metropolitan areas; news, photo and graphics services and news and features syndication; the licensing of the trademarks and copyrights of The New York Times and The Boston Globe; television and radio broadcasting; electronic information and publishing; Internet businesses; and forest product investments. The address of the Company is 229 West 43rd Street, New York, New York 10036.

     Daniel H. Cohen is principally employed as a President of Dan Cohen & Sons, a television producer.

     Lynn G. Dolnick is principally employed as Chief of the Division of Exhibition Interpretation at the National Zoological Park of the Smithsonian Institution, the address of which is 3001 Connecticut Avenue, Washington, D.C. 20008.

     Jacqueline H. Dryfoos is principally employed as a psychotherapist in private practice.

She is also a director of the Company.

     Arthur S. Golden is principally employed as a writer.

     Michael Golden is principally employed as Vice Chairman and Senior Vice President of the Company.

     Eric Lax is principally employed as a writer.

     Arthur Sulzberger, Jr. is principally employed as Chairman of the Company and Publisher of The New York Times.

     Cathy J. Sulzberger is principally employed as a partner in LHIW Real Estate Development Partnership, the address of which is 4506 Drummond Avenue, Chevy Chase, Maryland 20815. She is also a director of the Company.

     Marian S. Heiskell is principally employed as a director of various charitable organizations.

     Ruth S. Holmberg is retired as Chairman of Times Printing Company, the publisher of The Chattanooga Times newspaper, the address of which is 100 East Tenth Street, Chattanooga, Tennessee 37401.

     Judith P. Sulzberger is a physician currently retired from the active practice of medicine.

     James M. Cohen is currently a fulltime student.

     Susan W. Dryfoos is principally employed as a producer of motion picture films.

     Stephen A.O. Golden is principally employed as a law clerk.

     Paul Hanafin is principally employed as a commercial real estate broker.

     David Perpich is not currently employed.

     Cynthia F. Sulzberger is principally employed as a teacher at the Hampton Day School, Bridgehampton, New York.

     Edward I. Dolnick is principally employed as a writer.

     Gail Gregg is principally employed as an artist and an art teacher.

     Karen A. Sulzberger, Anne B. Golden, and Gertrude Golden are principally involved in various charitable organizations.

     (d) None of the Filing Persons or Additional Persons has ever been convicted in a criminal proceeding.

     (e) None of the Filing Persons or Additional Persons has ever been a party to a civil proceeding of a judicial or administrative body, as a result of which he or she was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (ii) a judgment, decree or final order finding any violation with respect to such laws.

     (f) All the Filing Persons and Additional Persons are citizens of the United States.

Item 4. Purpose of Transaction.

     ITEM 4 OF THIS  STATEMENT  IS HEREBY  AMENDED  TO READ IN ITS  ENTIRETY  AS
FOLLOWS:

     The primary purpose of the 1997 Trust is to maintain the editorial independence of The New York Times and perpetuate it "as an independent newspaper, entirely fearless, free of ulterior influence and unselfishly devoted to the public welfare," in accordance with the wishes of Adolph S. Ochs as expressed in his will. This purpose has been effectuated by maintaining control of The New York Times in the hands of a small number of the descendants of Adolph S. Ochs acting as trustees of the 1997 Trust for the benefit of all such descendants. The 1997 Trust holds approximately 87.2% of the outstanding shares of the Company's Class B Stock of 10(cent) par value (the "Class B Stock"), which is not publicly traded and the holders of which have the right to elect approximately 70% of the Company's board of directors.

         Except as described in Item 6 of this Amendment No. 8, the Filing Persons and the Additional Persons currently have no plan or proposal, as shareholders of the Company, which relates to or would result in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, except that the Filing Persons may continue to make gifts of Class A Stock to or for the benefit of members of their immediate families and charitable institutions;

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization,   or   liquidation,   involving   the  Company  or  any  of  its
subsidiaries;

     (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Company, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's charter or by-laws or other actions which may impede the acquisition of control of the Company by any person;

     (h) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

     (j) any action  similar to any of those  enumerated  above.

     However, such plans or proposals may have been considered, and may from time to time hereafter be considered, by Jacqueline H. Dryfoos, Michael Golden, Arthur Sulzberger, Jr. and Cathy J. Sulzberger in their capacities as directors of the Company, and by Michael Golden and Arthur Sulzberger, Jr. in their capacities as executive officers of the Company.

Item 5.  Interest in Securities of the Issuer.

     ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     (a) and (b) Arthur Ochs Sulzberger is the direct beneficial owner of, and has sole voting and dispositive power with respect to, 5,169,830 shares of Class A Stock consisting of (i) 4,367,384 outstanding shares which he holds directly,
(ii) 3,570 shares issuable to him upon the conversion of 3,570 shares of Class B Stock which he holds directly, and (iii) 798,876 shares issuable upon the exercise of options granted to him under Company stock option plans.(1)

     Arthur Ochs Sulzberger is also an officer and director of The Sulzberger Foundation, Inc. (the "Foundation"), which holds 307,636 shares of Class A Stock, as to which shares Arthur

_________
     (1) All shares shown herein as beneficially owned by a Filing Person that are issuable upon exercise of options are shares which may be acquired upon exercise of currently exercisable options or options which will first become exercisable on or prior to August 31, 2002.

Ochs Sulzberger shares voting and dispositive power with Ruth S. Holmberg, Marian S. Heiskell and Judith P. Sulzberger, all of whom are officers and directors of the Foundation.

     Also, each of Arthur Ochs Sulzberger and his children Arthur Sulzberger, Jr., Cathy J. Sulzberger, Cynthia F. Sulzberger, and Karen A. Sulzberger, holds a 19.8% membership interest in A SOCK, L.L.C., which is the general partner in OXBOX, L.P. OXBOX, L.P. holds 1,320,200 shares of Class A Stock. Accordingly, Arthur Ochs Sulzberger may be deemed to share with his children voting and dispositive power with respect to these 1,320,200 shares. The remaining 1% membership interest in A SOCK L.L.C. is held by Marujupu, L.L.C. ("Marujupu"), which is wholly owned by the 1997 Trust.

     In summary of the foregoing, Arthur Ochs Sulzberger is the direct or indirect beneficial owner in the aggregate of 6,797,666 shares of Class A Stock, representing approximately 4.5% of the outstanding shares of Class A Stock. (2)

     Arthur Ochs Sulzberger's wife, Allison B. Cowles, owns 2,054 shares of Class A Stock. Arthur Ochs Sulzberger disclaims beneficial ownership of these shares, which are excluded from the aggregate number of shares shown above as being beneficially owned by him.

     Daniel H. Cohen is the direct beneficial owner of, and has sole voting and dispositive power with respect to, 4,788 shares of Class A Stock consisting of 3,168 outstanding shares of Class A Stock which he holds directly and 1,620 shares of Class A Stock issuable to him upon the conversion of 1,620 shares of Class B Stock which he holds directly.

_________
     (2) Except as described in footnote 3 below, each percentage of outstanding Class A Stock herein for an individual Filing Person is a percentage of the sum of (a) the 150,667,688 shares of Class A Stock shown as outstanding as of May 3, 2002, in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, (b) for a Filing Person other than Arthur Ochs Sulzberger, the 738,810 unissued shares which are issuable upon the conversion of Class B Stock held by the 1997 Trust, and (c) the other unissued shares which are issuable to that individual Filing Person upon the exercise of options or the conversion of Class B Stock.

     Daniel H. Cohen shares voting and dispositive power with his wife, Leah Keith, as joint holder with her of 25,140 shares of Class A Stock.

     Daniel H. Cohen may also be deemed to be the indirect beneficial owner of an aggregate of 47,608 shares of Class A Stock held by two trusts of which he is a co-trustee with his brother James M. Cohen, and as such may be deemed to share with James M. Cohen voting and dispositive power with respect to those shares. However, Daniel H. Cohen disclaims beneficial ownership of these shares.

     Daniel H. Cohen is also a co-trustee of the 1997 Trust, which holds 2,138,810 shares of Class A Stock (including 738,810 shares issuable upon the conversion of 738,810 shares of Class B Stock also owned by the 1997 Trust), as to which shares Daniel H. Cohen shares voting and dispositive power with the other Filing Persons, as co-trustees, other than Arthur Ochs Sulzberger.

     Also, each of Daniel H. Cohen, his mother Judith P. Sulzberger and his brother James M. Cohen, holds a 32.8% membership interest in BONZO, L.L.C., which is the general partner in JUDAJA, L.P. JUDAJA, L.P. holds 1,313,700 shares of Class A Stock. Accordingly, Daniel H. Cohen may be deemed to share with Judith P. Sulzberger and James M. Cohen voting and dispositive power with respect to these 1,313,700 shares. The remaining 1.6% membership interest in BONZO, L.L.C. is held by Marujupu.

     In summary of the foregoing, Daniel H. Cohen is the direct or indirect beneficial owner in the aggregate of 3,530,046 shares of Class A Stock, representing approximately 2.3% of the outstanding shares of Class A Stock.

     Lynn G. Dolnick may be deemed to be the indirect beneficial owner, with sole voting and dispositive power, of an aggregate of 29,350 shares of Class A Stock held by two trusts of which she is the sole trustee. Dr. Dolnick disclaims beneficial ownership of these shares.

     Lynn G. Dolnick shares voting and dispositive power with her husband, Edward Dolnick, as joint holder with him of 13,954 shares of Class A Stock, consisting of 12,836 outstanding shares which they hold directly and 1,118 shares issuable to them upon the conversion of 1,118 shares of Class B Stock which they hold directly.

     Lynn G. Dolnick is also a co-trustee of the 1997 Trust, which holds 2,138,810 shares of Class A Stock (including 738,810 shares issuable upon the conversion of 738,810 shares of Class B Stock also owned by the 1997 Trust), representing approximately 1.3% of the outstanding shares of Class A Stock, as to which shares Lynn G. Dolnick shares voting and dispositive power with the other Filing Persons, as co-trustees, other than Arthur Ochs Sulzberger.

     Also, each of Lynn G. Dolnick, her mother Ruth S. Holmberg, and her brothers Arthur S. Golden, Michael Golden and Stephen A.O. Golden, holds a 19.8% membership interest in HOGODO, L.L.C., which is the general partner in MARLS, L.P. MARLS, L.P. holds 1,320,200 shares of Class A Stock. Accordingly, Lynn G. Dolnick may be deemed to share with Ruth S. Holmberg, Arthur S. Golden, Michael Golden and Stephen A.O. Golden voting and dispositive power with respect to these 1,320,200 shares. The remaining 1% membership interest in HOGODO, L.L.C. is held by Marujupu.

     In summary of the foregoing, Lynn G. Dolnick is the direct or indirect beneficial owner in the aggregate of 3,502,314 shares of Class A Stock, representing approximately 2.3% of the outstanding shares of Class A Stock.

     Jacqueline H. Dryfoos is the direct beneficial owner of, and has sole voting and dispositive power with respect to, 486,306 shares of Class A Stock consisting of (i) 477,706 shares which she holds directly, (ii) 600 shares issuable upon the conversion of 600 shares of Class B Stock which she holds directly, and (iii) 8,000 shares issuable upon exercise of options granted to her under a Company stock option plan.

     Jacqueline H. Dryfoos may also be deemed to be the indirect beneficial owner, with sole voting and dispositive power, of 54,500 shares of Class A Stock, held by a trust of which she is the sole trustee.

     Jacqueline H. Dryfoos is also a co-trustee of the 1997 Trust, which holds 2,138,810 shares of Class A Stock (including 738,810 shares issuable upon the conversion of 738,810 shares of Class B Stock also owned by the 1997 Trust), as to which shares Jacqueline H. Dryfoos shares voting and dispositive power with the other Filing Persons, as co-trustees, other than Arthur Ochs Sulzberger.

     Also, each of Jacqueline H. Dryfoos, her mother Marian S. Heiskell and her sister Susan W. Dryfoos, holds a 32% membership interest in HIGH N DRY, L.L.C., which is the general partner in DRY N HIGH, L.P. DRY N HIGH, L.P. holds 1,306,200 shares of Class A Stock. Accordingly, Jacqueline H. Dryfoos may be deemed to share with Marian S. Heiskell and Susan W. Dryfoos voting and dispositive power with respect to these 1,306,200 shares. The remaining 3% membership interest in HIGH N DRY, L.L.C. is held by the Marujupu.

     In summary of the foregoing, Jacqueline H. Dryfoos is the direct and indirect beneficial owner in the aggregate of 3,985,816 shares of Class A Stock, representing approximately 2.6% of the outstanding shares of Class A Stock.

     Arthur S. Golden may be deemed to be the indirect beneficial owner, with sole voting and dispositive power, of an aggregate of 98,000 shares of Class A Stock held by two charitable trusts of which he is the sole trustee.

     Arthur S. Golden shares voting and dispositive power with his wife, Gertrude Golden, as joint holder with her of 6,902 shares of Class A Stock consisting of 5,784 outstanding shares which they hold directly, and 1,118 shares issuable upon the conversion of 1,118 shares of Class B Stock which they hold directly.

     Arthur S. Golden is also a co-trustee of the 1997 Trust, which holds 2,138,810 shares of Class A Stock (including 738,810 shares issuable upon the conversion of 738,810 shares of Class B Stock also owned by the 1997 Trust), as to which shares Arthur S. Golden shares voting and dispositive power with the other Filing Persons, as co-trustees, other than Arthur Ochs Sulzberger.

     Also, each of Arthur S. Golden, his mother Ruth S. Holmberg, and his siblings Lynn G. Dolnick, Michael Golden and Stephen A.O. Golden, holds a 19.8% membership interest in HOGODO L.L.C., which is the general partner in MARLS, L.P. MARLS, L.P. holds 1,320,200 shares of Class A Stock. Accordingly, Arthur Ochs Sulzberger may be deemed to share with Ruth S. Holmberg, Lynn G. Dolnick, Michael Golden and Stephen A.O. Golden voting and dispositive power with respect to these 1,320,200 shares. The remaining 1% membership interest in HOGODO L.L.C. is held by Marujupu.

     In summary of the foregoing, Arthur S. Golden is the direct and indirect beneficial owner in the aggregate of 3,563,912 shares of Class A Stock, representing approximately 2.4% of the outstanding shares of Class A Stock.

     Arthur S. Golden's wife, Gertrude Golden, is the trustee of trusts which hold an aggregate of 35,886 shares of Class A Stock. Arthur S. Golden disclaims beneficial ownership of these shares, which are excluded from the aggregate number of shares shown above as being owned by him.

     Michael Golden is the direct beneficial owner, and has sole voting and dispositive power with respect to, 218,270 shares of Class A Stock consisting of
(i) 6,026 outstanding shares which he holds directly, (ii) 1,120 shares issuable to him upon the conversion of 1,120 shares of Class B Stock which he holds directly, and (iii) 211,124 shares issuable upon exercise of options granted to him under Company stock option plans, of which 65,562 options have been transferred to a family limited partnership.

     Michael Golden shares voting and dispositive power with his wife, Anne Golden, as joint holder with her of 28,848 shares of Class A Stock.

     Michael Golden is also a co-trustee of the 1997 Trust, which holds 2,138,810 shares of Class A Stock (including 738,810 shares issuable upon the conversion of 738,810 shares of Class B Stock also owned by the 1997 Trust), as to which shares Michael Golden shares voting and dispositive power with the other Filing Persons, as co-trustees, other than Arthur Ochs Sulzberger.

     Also, each of Michael Golden, his mother Ruth S. Holmberg and his siblings Lynn G. Dolnick, Arthur S. Golden and Stephen A.O. Golden, holds a 19.8% membership interest in HOGODO, L.L.C., which is the general partner in MARLS, L.P. MARLS, L.P. holds 1,320,200 shares of Class A Stock. Accordingly, Michael Golden may be deemed to share with Ruth S. Holmberg, Lynn G. Dolnick, Arthur S. Golden and Stephen A.O. Golden voting and dispositive power with respect to these 1,320,200 shares. The remaining 1% membership interest in HOGODO, L.L.C. is held by Marujupu.

     In summary of the foregoing, Michael Golden is the direct and indirect beneficial owner in the aggregate of 3,706,128 shares of Class A Stock, representing approximately 2.4% of the outstanding shares of Class A Stock.

     Michael Golden's wife, Anne B. Golden, owns 700 shares of Class A Stock. Michael Golden disclaims beneficial ownership of these shares, which are excluded from the aggregate number of shares shown above as being beneficially owned by him.

     Eric Lax may be deemed to be the indirect beneficial owner, with sole voting and dispositive power, of an aggregate of 27,032 shares of Class A Stock held by two trusts of which he is the sole trustee. Eric Lax disclaims beneficial ownership of these shares.

     Eric Lax shares voting and dispositive power with his wife, Karen J. Sulzberger, as joint holder with her of 15,220 shares of Class A Stock.

     Eric Lax is also a  co-trustee  of the 1997 Trust,  which  holds  2,138,810 shares of Class A Stock (including 738,810 shares issuable upon the conversion of 738,810 shares of Class B Stock also owned by the 1997 Trust), as to which shares Eric Lax shares voting and dispositive power with the other Filing Persons, as co-trustees, other than Arthur Ochs Sulzberger.

     In summary of the foregoing, Eric Lax is the direct and indirect beneficial owner in the aggregate of 2,181,062 shares of Class A Stock, representing approximately 1.4% of the outstanding shares of Class A Stock.

     Eric Lax's wife, Karen J. Sulzberger, owns 49,722 shares of Class A Stock, including 480 shares issuable to her upon conversion of 480 shares of Class B Stock. Eric Lax disclaims beneficial ownership of these shares, which are excluded from the aggregate number of shares shown above as being owned by him.

     Arthur Sulzberger, Jr. is the direct beneficial owner, and has sole voting and dispositive power with respect to, 372,390 shares of Class A Stock consisting of (i) 26,150 outstanding shares which he holds directly, (ii) 960 shares issuable to him upon the conversion of 960 shares of Class B Stock which he holds directly, and (iii) 345,280 shares issuable upon exercise of options granted to him under Company stock option plans, of which 60,140 options have been transferred to a family limited partnership.

     Arthur Sulzberger, Jr. shares voting and dispositive power with his wife, Gail Gregg, as joint holder with her of 1,129 shares of Class A Stock.

     Arthur Sulzberger, Jr. may also be deemed to be the indirect beneficial owner of an aggregate of 19,690 shares of Class A Stock held by two trusts of which he is a trustee with Paul Hanafin and as such may be deemed to share with Paul Hanafin voting and dispositive power with respect to these shares. Arthur Sulzberger, Jr. disclaims beneficial ownership of these shares.

     Arthur Sulzberger, Jr. is also a co-trustee of the 1997 Trust, which holds 2,138,810 shares of Class A Stock (including 738,810 shares issuable upon the conversion of 738,810 shares of Class B Stock also owned by the 1997 Trust), as to which shares Arthur Sulzberger, Jr. shares voting and dispositive power with the other Filing Persons, as co-trustees, other than Arthur Ochs Sulzberger.

     Also, each of Arthur Sulzberger, Jr., his father Arthur Ochs Sulzberger, and his siblings Cathy J. Sulzberger, Cynthia F. Sulzberger and Karen A. Sulzberger, holds a 19.8% membership interest in A SOCK L.L.C., which is the general partner in OXBOX, L.P. OXBOX, L.P. holds

1,320,200 shares of Class A Stock. Accordingly, Arthur Sulzberger, Jr. may be deemed to share with Arthur Ochs Sulzberger, Cathy J. Sulzberger, Cynthia F. Sulzberger and Karen J. Sulzberger voting and dispositive power with respect to these 1,320,200 shares. The remaining 1% membership interest in A SOCK L.L.C. is held by Marujupu.

     In summary of the foregoing, Arthur Sulzberger, Jr. is the direct and indirect beneficial owner in the aggregate of 3,852,219 shares of Class A Stock, representing approximately 2.5% of the outstanding shares of Class A Stock.

     Arthur Sulzberger, Jr.'s wife, Gail Gregg, is a co-trustee of trusts which hold an aggregate of 21,870 shares of Class A Stock. Arthur Sulzberger, Jr. disclaims beneficial ownership of these shares, which are excluded from the aggregate number of shares shown above as being beneficially owned by him.

     Cathy J. Sulzberger is the direct beneficial owner, and has sole voting and dispositive power with respect to, 41,231 shares of Class A Stock consisting of
(i) 40,271 outstanding shares which she holds directly, and (ii) 960 shares issuable to her upon the conversion of 960 shares of Class B Stock which she holds directly.

     Cathy J. Sulzberger may also be deemed to be the indirect beneficial owner, with sole voting and dispositive power, of an aggregate 33,948 shares of Class A Stock held by two trusts of which she is the sole trustee.

     Cathy J. Sulzberger may also be deemed the indirect beneficial owner of 8,591 shares of Class A Stock held by a trust of which she is a co-trustee with her son, David Perpich, and as such may be deemed to share with David Perpich voting and dispositive power with respect to those shares.

         Cathy J. Sulzberger disclaims beneficial ownership of all shares of Class A Stock held by the three above-mentioned trusts.

         Cathy J. Sulzberger is also a co-trustee of the 1997 Trust, which holds 2,138,810 shares of Class A Stock (including 738,810 shares issuable upon the conversion of 738,810 shares of Class B Stock also owned by the 1997 Trust), as to which shares Cathy J. Sulzberger shares voting and dispositive power with the other Filing Persons, as co-trustees, other than Arthur Ochs Sulzberger.

     Also, each of Cathy Sulzberger, her father Arthur Ochs Sulzberger and her siblings Arthur Sulzberger, Jr., Cynthia F. Sulzberger and Karen A. Sulzberger, holds a 19.8% membership interest in A SOCK L.L.C., which is the general partner in OXBOX, L.P. OXBOX, L.P. holds 1,320,200 shares of Class A Stock. Accordingly, Arthur Ochs Sulzberger may be deemed to share with his children voting and dispositive power with respect to these 1,320,200 shares. The remaining 1% membership interest in A SOCK L.L.C. is held by Marujupu.

     In summary of the foregoing, Cathy J. Sulzberger is the direct and indirect beneficial owner in the aggregate of 3,542,780 shares of Class A Stock, representing approximately 2.3% of the outstanding shares of Class A Stock.

     Cathy J. Sulzberger's husband, Joseph Perpich, M.D., owns 1,506 shares of Class A Stock, and her daughter, Sarah Perpich, owns 1,040 shares of Class A Stock. Cathy J. Sulzberger disclaims beneficial ownership of these shares, which are excluded from the aggregate number of shares shown above as being beneficially owned by her.

     By virtue of their being co-trustees of the 1997 Trust, the Filing Persons other than Arthur Ochs Sulzberger could be deemed to comprise a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder. Such group is the beneficial owner in the aggregate of 8,932,007 shares of Class A Stock, representing approximately 5.9%(3) of the outstanding shares of Class A Stock, which shares include 746,306 shares issuable upon the conversion of an aggregate of 746,306 shares of Class B Stock held by the group members individually and by the 1997 Trust, and 564,404 shares issuable upon the exercise of options granted under the Company's stock option plans.

     (c) Since April 1, 2002, no transactions in the Class A Stock have been effected by the Filing Persons and the Additional Persons, except that

          (i) on April 30, 2002, Arthur Ochs Sulzberger transferred 500,000 shares of Class A Stock to a grantor retained annuity trust of which he is the grantor and currently the sole beneficiary,

          (ii) on April 30, 2002, Marian S. Heiskell transferred 500,000 shares of Class A Stock to a grantor retained annuity trust of which she is the grantor and currently the sole beneficiary,

          (iii) on May 22, 2002, Ruth S. Holmberg transferred 500,000 shares of Class A Stock to a grantor retained annuity trust of which she is the grantor and currently the sole beneficiary,

          (iv) on April 30, 2002, Judith P. Sulzberger transferred 500,000 shares of Class A Stock to a grantor retained annuity trust of which she is the grantor and currently the sole beneficiary,

__________
     (3) This percentage is based on the sum of (a) the 150,667,688 shares of Class A Stock shown as outstanding as of May 3, 2002, in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, and (b) the 1,310,710 unissued shares which are issuable upon the exercise of options or the conversion of Class B Stock by the 1997 Trust or any member of the "group," as described above in this Item 5.

          (v) on April 15, 2002, Marian S. Heiskell made gifts of an aggregate of 21,375 shares of Class A Stock to three charities,

          (vi) on May 20, 2002, Marian S. Heiskell made a gift of 10,205 shares of Class A Stock to a charity,

          (vii) on June 7, 2002, Marian S. Heiskell made a gift of 2,000 shares of Class A Stock to a charity,

          (viii) on May 1, 2002, Eric Lax and Karen J. Sulzberger sold 2,000 shares of Class A Stock which they held jointly, in regular broker's transactions at an average price of about $47.50 per share,

          (ix) on June 20, 2002, Arthur Sulzberger, Jr. exercised options to purchase an aggregate of 40,058 shares of Class A Stock at a price of $19.2187 per share, and then sold such shares in regular brokers' transactions at an average price of $52.324147 per share,

          (x) on June 20, 2002, Arthur O. Sulzberger, Jr. 1999 L.P., a family partnership of Arthur Sulzberger, Jr., exercised options, transferred from him to the partnership, to purchase an aggregate of 40,056 shares of Class A Stock at a price of $19.2187 per share and then sold such shares in regular brokers' transactions at an average price of $52.226433 per share, and

          (xi) on June 21, 2002, Michael Golden exercised options to purchase an aggregate of 64,534 shares of Class A Stock at prices of $13.25 per share for 17,178 shares, $11.28 per share for 25,260 shares and $14.88 per share for 22,096 shares, and then sold such shares in regular brokers' transactions at an average price of $52.25 per share.

     (d) See Item 6 of this Amendment No. 8.

     (e) On June 21, 2002, upon the effective resignation of Arthur Ochs Sulzberger as a trustee of the 1997 Trust, he ceased to be the beneficial owner of more than 5% of the outstanding shares of Class A Stock and thus is no longer subject to the requirements of Section 13(d) or 13(g) of the Exchange Act with respect to his beneficial ownership of Class A Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


     ITEM 6 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     The 1997 Trust was established by an indenture dated June 24, 1997 (the "Original Indenture"), between Marian S. Heiskell, Ruth S. Holmberg, Judith P. Sulzberger and Arthur Ochs Sulzberger (collectively, the "grantors"), and the grantors and Lynn G. Dolnick, as trustees. On December 14, 2001, the grantors and Lynn G. Dolnick entered into a first amendment to the Original Indenture (the "Amended Indenture"). The Amended Indenture was filed with Amendment No. 7 to this Statement as Exhibit G and is hereby incorporated herein by reference. The following summary of the material terms of the Amended Indenture is qualified in its entirety by such reference to Exhibit G.

     The principal purpose of the Amended Indenture was to increase the number of trustees of the 1997 Trust from five to eight, of whom four trustees are "appointed trustees" and four trustees are either grantors or "elected trustees."

     Upon the death, resignation or incapacity of any appointed trustee, the trustees will appoint a successor trustee. Upon the death, resignation or incapacity of a grantor trustee or an elected trustee, a successor trustee will be elected by a majority vote of those beneficiaries of the

1997 Trust who are over the age of twenty-five years and who are descendants of Iphigene Ochs Sulzberger or who are both married to and living with a descendant of Iphigene Ochs Sulzberger, and who wish to vote, in an election called by the trustees for that purpose. Any determination made by the trustees regarding the procedures and rules for such election or the outcome thereof will be conclusive as to all persons interested or claiming to be interested in the 1997 Trust. The beneficiaries of the 1997 Trust are (1) the grantors, (2) the descendants of the grantors other than those who request at any time after all of the grantors are deceased, and who receive in the absolute discretion of the trustees, a distribution of a fractional share of the 1997 Trust corpus as permitted by the Amended Indenture, (3) spouses of the grantors or of their descendants, and (4) certain organizations, contributions to which are allowable as deductions under the Internal Revenue Code.

     Elected trustees are replaced by elected trustees, and appointed trustees are replaced by appointed trustees, so that there will always be four trustees who are appointed trustees and four trustees who either are grantors or elected trustees.

     The Amended Indenture provides that Lynn G. Dolnick, Jacqueline H. Dryfoos, Michael Golden and Arthur Sulzberger, Jr. were the first four appointed trustees. Such appointment became effective on May 7, 2001, upon approval by the Federal Communications Commission, which regulates changes in control of corporations or other entities holding broadcast licenses.

     Also effective May 11, 2001, Marian S. Heiskell, Ruth S. Holmberg and Judith P. Sulzberger resigned as grantor trustees and were succeeded by Daniel
H. Cohen, Arthur S. Golden and Cathy J. Sulzberger, who had been duly elected trustees by the eligible beneficiaries of the 1997 Trust.

         Effective June 21, 2002, upon approval by the Federal Communications Commission, Arthur Ochs Sulzberger resigned as a grantor trustee, Cathy J. Sulzberger (formerly an elected trustee) became an appointed trustee, and Eric Lax became an elected trustee, having been duly elected by the eligible beneficiaries of the 1997 Trust on April 20, 2002.

         Under the Amended Indenture, all actions of the trustees require the affirmative vote of six trustees. No trustee (other than a grantor) may participate in any decision or other action of the trustees with respect to any discretionary distribution of principal or income in favor of such trustee.

         Any trustee may resign at any time, such resignation to be effective upon the appointment or election of a successor trustee.

         Any trustee (other than a grantor) may be removed without cause by vote of six trustees.

         The Original Indenture provided that each trustee other than a grantor would serve for a term of five years. The Amended Indenture does not provide for any term limits apart from the above-mentioned provisions for resignation or removal.

         The trustees of the 1997 Trust, subject to the limited exceptions described below, are directed to retain the Class B Stock held in the 1997 Trust and not to sell, distribute or convert such shares into Class A Stock, and to vote such Class B Stock against any merger, sale of assets or other transaction pursuant to which control of The New York Times newspaper passes from the trustees unless they determine that the primary objective of the 1997 Trust, which is to maintain the editorial independence and integrity of The New York Times and to continue it "as an independent newspaper, entirely fearless, free of ulterior influence and unselfishly devoted to the public welfare," in accordance with the wishes of Adolph S. Ochs as expressed in his will, can be best achieved by the sale, distribution or conversion of such stock or by the implementation of such transaction. If upon such determination any Class B Stock is distributed to the beneficiaries of the 1997 Trust, it must be distributed only to descendants of Iphigene Ochs Sulzberger, subject to the provisions of the Shareholders Agreement. Similarly, any sale by the 1997 Trust of Class B
Stock upon such determination can be made only in compliance with the Shareholders Agreement. See Item 6 of Amendment No. 5 to this Statement for a summary of the provisions of the Shareholders Agreement.

     The trustees may make distributions of shares of Class A Stock and other trust principal, apart from shares of Class B Stock, in such amount or amounts as the trustees may in their absolute discretion determine to such of the beneficiaries of the 1997 Trust as the trustees may in their absolute discretion select, provided that as long as any of the grantors is alive, the trustees may only distribute equal amounts to each living grantor and to the descendants of a deceased grantor, such descendants to take per stirpes. In exercising this discretionary power, the trustees are required to bear in mind the need to retain in the 1997 Trust assets other than shares of Class B Stock of sufficient value to pay any estate, transfer, or generation-skipping taxes that may have to be paid out of the 1997 Trust.

     The trustees will pay out of the net income of the 1997 Trust (almost all of which will be derived from dividends paid on the Class A Stock and Class B Stock held in trust) such amount or amounts as the trustees may in their absolute discretion determine to such one or more of the beneficiaries of the 1997 Trust as the trustees may in their absolute discretion select, provided that as long as any of the grantors is alive, the trustees shall distribute one-quarter of the income either to that grantor or to such of the beneficiaries and in such amounts and proportions as that grantor may from time to time in writing direct. Any net income not so distributed shall be added to principal.

     The trustees of the 1997 Trust are granted various powers and rights, including among others: (i) to vote all the shares of Class A Stock and Class B Stock held by the 1997 Trust; and (ii) to amend certain provisions of the Indenture, but not the provisions relating to retaining the Class B Stock or the manner in which the Class B Stock may be distributed, sold or converted. The trustees act by the affirmative vote of six trustees.

     The 1997 Trust will continue in existence until the expiration of 21 years after the death of the survivor of all descendants of Iphigene Ochs Sulzberger living on December 14, 2001. Upon the termination of the 1997 Trust at the end of the stated term thereof, the shares of Class B Stock will be distributed to the descendants then living of Iphigene Ochs Sulzberger.

Item 7. Material to be Filed as Exhibits.


            Exhibit I:     Joint Filing Agreement and Power of Attorney.

                                   Signatures

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                                     /s/ Arthur Ochs Sulzberger
                                                     ---------------------------
                                                     Arthur Ochs Sulzberger

Dated:   June 24, 2002
                                                     /s/ Daniel H. Cohen
                                                     ---------------------------
                                                     Daniel H. Cohen


                                                     /s/ Lynn G. Dolnick
                                                     ---------------------------
                                                     Lynn G. Dolnick


                                                     /s/ Jacqueline H. Dryfoos
                                                     ---------------------------
                                                     Jacqueline H. Dryfoos


                                                     /s/ Arthur S. Golden
                                                     ---------------------------
                                                     Arthur S. Golden


                                                     /s/ Michael Golden
                                                     ---------------------------
                                                     Michael Golden


                                                     /s/ Eric Lax
                                                     ---------------------------
                                                     Eric Lax


                                                     /s/ Arthur Sulzberger, Jr.
                                                     ---------------------------
                                                     Arthur Sulzberger, Jr.


                                                     /s/ Cathy J. Sulzberger
                                                     ---------------------------
                                                     Cathy J. Sulzberger

                                    Exhibit I

                  Joint Filing Agreement and Power of Attorney

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that the attached Statement on Schedule 13D relating to the Class A Common Stock of $.10 par value of The New York Times Company is filed on behalf of each of them, and that all amendments to this Statement will be filed on behalf of each of them.


     KNOW ALL BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints each of Arthur Sulzberger, Jr., Michael Golden and Jacqueline H. Dryfoos, acting singly, such undersigned's true and lawful attorney-in-fact to:

          1. execute for and on behalf of such undersigned, in his or her capacity as a director or officer of The New York Times Company (the "Company") or as a beneficial owner of equity securities of the Company, any and all filings of such undersigned pursuant to Section 13(d), Section 13(g) or Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

          2. do and perform any and all acts for and on behalf of such undersigned which may be necessary or desirable to complete, execute and timely file any such filings with the Securities and Exchange Commission and any U.S. national securities exchange or similar authority; and

          3. take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, such undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of such undersigned pursuant to this power of attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

     Each of the undersigned hereby grants to each above-named attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such undersigned might or could do if personally present, with full power of substitution or revocation, and hereby ratifies and confirms all that each above-named attorney-in-fact or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. Each of the undersigned acknowledges that the above-named attorneys-in-fact, in serving in such capacity at the request of such undersigned, are not assuming, nor is the Company assuming, any of such undersigned's responsibilities to comply with Section 13(d), 13(g) or 16(a) of the Securities Exchange Act of 1934.

     This power of attorney shall remain in full force and effect as to each of the undersigned until such undersigned is no longer required to make any filing pursuant to Section 13(d), 13(g)
or 16(a) of the Securities Exchange Act of 1934, unless earlier revoked by such undersigned in a signed writing delivered to any of the above-named attorneys-in-fact.

     IN WITNESS WHEREOF, each of the undersigned has caused this joint filing agreement and power of attorney to be executed as of this 24th day of June, 2002.



                                       /s/ Arthur Ochs Sulzberger
                                       ---------------------------
                                       Arthur Ochs Sulzberger


                                       /s/ Daniel H. Cohen
                                       ---------------------------
                                       Daniel H. Cohen


                                       /s/ Lynn G. Dolnick
                                       ---------------------------
                                       Lynn G. Dolnick


                                       /s/ Jacqueline H. Dryfoos
                                       ---------------------------
                                       Jacqueline H. Dryfoos


                                       /s/ Arthur S. Golden
                                       ---------------------------
                                       Arthur S. Golden


                                       /s/ Michael Golden
                                       ---------------------------
                                       Michael Golden


                                       /s/ Eric Lax
                                       ---------------------------
                                       Eric Lax


                                       /s/ Arthur Sulzberger, Jr.
                                       ---------------------------
                                       Arthur Sulzberger, Jr.


                                       /s/ Cathy J. Sulzberger
                                       ---------------------------
                                       Cathy J. Sulzberger


                                       2